

Mailstop 3233

January 21, 2016

Via E-mail
David Lichtenstein
Chairman and Chief Executive Officer
Hamilton National Income Trust, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

> **Re: Hamilton National Income Trust, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 21, 2015**
> **File No. 024-10508**

Dear Mr. Lichtenstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Cover Page

1.   We note your disclosure stating that, until the minimum threshold is met, investor funds will be kept in a "segregated account." Please revise your disclosure to clarify whether the funds will be kept in an escrow, trust or similar account, or if you have not made any of these arrangements, to state this fact and describe the effect on investors. Please refer to Item 501(b)(8) of Regulation S-K.

Summary

Distribution Support Commitment, page 12

2.   We note your disclosure throughout the offering circular that you have entered into a distribution support commitment with SAYT Master Holdco LLC to purchase common shares up to $15,000,000 to pay quarterly distributions at the annual rate of 6% during the distribution support period. Please explain to us how you determined it would be appropriate to include an estimated future distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the estimated distribution of 6%.

3.   Please provide additional context regarding the distribution support period by stating the earliest date on which the agreement may terminate, assuming the distribution support agreement fully funds distributions to shareholders and the maximum offering amount is sold.

4.   Please include a risk factor in your amended filing that discusses how any adverse changes in SAYT Master Holdco LLC's financial health could impact their ability to fund the distribution support agreement, which could adversely impact your operating performance and the return on a shareholder's investment.

Valuation Policies, page 13

5.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Plan of Distribution, page 147

6.   We note your response to comment 7 of our letter. Please advise us whether any of the persons participating in the offering or assisting with offering communications are associated persons of a broker or dealer, as defined in Rule 3a4-1.

7.   We note that the minimum threshold for this offering is $2,000,000. With a view to disclosure, please advise us whether your sponsor, your advisor, their respective affiliates (including SAYT Master Holdco LLC), your directors and officers, and the officers and employees of your sponsor and your advisor and their respective affiliates may purchase shares in the offering. Additionally, please advise us whether such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-6 3.

8.   Please confirm for us your fiscal year end.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John D. Hogoboom, Esq.
         Lowenstein Sandler LLP